UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 4, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

4 April 2011

Novo Nordisk A/S – Share repurchase programme

On 2 February 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 2 February 2011 to 26 April 2011.

Since the announcement as of 28 March 2011, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	1,990,500		1,301,819,283
28 March 2011	52,000	632.6390	32,897,228
29 March 2011	52,000	637.4200	33,145,840
30 March 2011	50,000	652.2200	32,611,000
31 March 2011	52,000	660.7600	34,359,520
1 April 2011	60,000	659.4712	39,568,272
Accumulated under the programme	2,256,500		1,474,401,143

With the transactions stated above, Novo Nordisk owns a total of 29,513,509 treasury shares, corresponding to 4.9% of the share capital. The total amount of shares in the company is 600,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 10.0 billion during 2011. As of 1 April 2011, Novo Nordisk has repurchased a total of 2,256,500 B shares equal to a transaction value of DKK 1,474,401,143.

Company Announcement no 21 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 30,900 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Outside North America:	Outside North America:
Anne Margrethe Hauge	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
amhg@novonordisk.com	klda@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America:
Ken Inchausti	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
kiau@novonordisk.com	hrmm@novonordisk.com

Company Announcement no 21 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 4, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer